January 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Kyivstar Group Ltd. Registration Statement on Form F-1 (File No. 333-292996)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of Kyivstar Group Ltd.’s (the “Company”) preliminary prospectus dated January 28, 2026 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on January 29, 2026 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sidley Austin LLP, may request.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

By:	Morgan Stanley & Co. LLC

By:	/s/ Ana Branco
	Name:	Ana Branco
	Title:	Executive Director

By:	Barclays Capital Inc.

By:	/s/ Kimberly Nash
	Name:	Kimberly Nash
	Title:	Managing Director, TMT Equity Capital Markets

By:	Cantor Fitzgerald & Co.

By:	/s/ Beau Bohm
	Name:	Beau Bohm
	Title:	Managing Director

By:	Rothschild & Co US Inc.

By:	/s/ Robert Berger
	Name:	Robert Berger
	Title:	Managing Director

 [Signature Page to Acceleration Request]